EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Six months ended June 30, (in millions, except ratios)	2011

Excluding interest on deposits
Income before income tax expense	$16,184

Fixed charges:
Interest expense	5,293

One-third of rents, net of income from subleases (a)	280

Total fixed charges	5,573

Less: Equity in undistributed income of affiliates	(115)

Income before income tax expense and fixed charges, excluding capitalized interest	$21,642

Fixed charges, as above	$5,573

Preferred stock dividends (pre-tax)	463

Fixed charges including preferred stock dividends	$6,036

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.59

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$6,036

Add: Interest on deposits	2,045

Total fixed charges including preferred stock dividends and interest on deposits	$8,081

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$21,642

Add: Interest on deposits	2,045

Total income before income tax expense, fixed charges and interest on deposits	$23,687

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.93

(a)	The proportion deemed representative of the interest factor.